FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 August 2009

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2009 - HIGHLIGHTS

  Profit before tax for the six months ended 30 June 2009 was IDR230 billion (US$21 million), 49 per cent higher than the IDR154 billion (US$17 million) reported for the same period in 2008.

  Operating income of IDR493 billion (US$44 million) for the six months ended 30 June 2009 increased by IDR146 billion (US$13 million), or 42 per cent, compared with the corresponding period in 2008.

  Allowance for losses on loans and financing in the first six months of 2009 was IDR58 billion (US$5 million) compared with IDR33 billion (US$4 million) in the same period in 2008.

  Cost:efficiency ratio for the first half of 2009 improved to 43 per cent from 46 per cent for the corresponding period in 2008.

  Total assets of
  IDR
  19.9 trillion (US$1.9 billion) were up
  IDR
  3.6 trillion (US$
  0.2
   billion), or 22 per cent, at 30 June 2009 compared with 30 June 2008.

  Increased core capital ratio of 15.3 per cent at 30 June 2009 compared to 13.4 per cent at 30 June 2008.

Commentary

On 22 May 2009, The Hongkong and Shanghai Banking Corporation Limited
, through its wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited (HAPH), completed its acquisition of 88.89 per cent of PT Bank Ekonomi Raharja Tbk (Bank Ekonomi). A mandatory tender offer for a further 10.11 per cent share holding, as per local regulations, was made in July 2009. Following completion of the mandatory tender offer, 98.96 per cent of Bank Ekonomi is owned by HAPH.

Bank Ekonomi reported profit before tax of IDR230 billion (US$21 million) for the six months ended 30 June 2009, a rise of 49 per cent on the same period in 2008.

Net interest income for the half year ended 30 June 2009 increased by 42 per cent, or IDR131 billion (US$12 million), to IDR445 billion (US$40 million) driven by higher yields. Customer loans and advances, however, fell by IDR505 billion (US$49 million) or 6 per cent, from 30 June 2008.

Non interest income for the six months ended 30 June 2009 increased to IDR53 billion (US$5 million), up 54 per cent or IDR19 billion (US$2 million) compared to the corresponding period in 2008. This mainly resulted from the increase in account service fees and credit facilities commission by IDR7 billion (US$
0.6
 million), together with a gain on sale of fixed assets of IDR5 billion (US$0.5 million).

Operating expenses for the first half of 2009 were IDR268 billion (US$24 million), an increase of 37 per cent or IDR74 billion (US$7 million) compared to the same period in 2008. This is mainly due to increased staff costs and allowance for losses made against productive assets and non-productive assets.

The cost:efficiency ratio for the first half of 2009 improved to 43 per cent from 46 per cent in the same period last year as income improved significantly over expense growth. The improvement in income was due to higher interest income as a result of higher yields.

The allowance for losses on loans and financing for the first six months of 2009 increased to IDR58 billion (US$5 million) compared with IDR33 billion (US$4 million) for the same period in 2008. The increase was due to the downgrading of a number of customers in June 2009.

Total assets at 30 June 2009 increased by
IDR
3.6 trillion (US$
0.2
 billion), or 22 per cent, compared to 30 June 2008. Customer loans and advances of
IDR
8.8 trillion (US$0.9 billion) decreased by
IDR
0.5 trillion (US$
0.1 billion
), or 6 per cent, due to lower trade and working capital financing activities. Customer deposits at 30 June 2009 rose to
IDR
17.6 trillion (US$1.7 billion) from
IDR
14.3 trillion (US$1.5 billion) last year.

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by
PT Bank Ekonomi Raharja Tbk
in accordance with the applicable approved accounting standards issued by the Indonesian Accounting Standards Board.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)
Bank Ekonomi is a provider of commercial banking services in Indonesia with over 2,300 staff, 93 outlets and assets of approximately IDR19,877 billion (US$1.9 billion) based on Indonesian GAAP at 30 June 2009. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in
Indonesia
HSBC has operated in
Indonesia
 since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in
Indonesia
. HSBC in
Indonesia
 delivered profit before tax of US$80 million in the half year to 30 June 2009.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  01 September 2009